

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2020

John J. Engel
Chief Executive Officer
WESCO International, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, PA 15219

> **Re: WESCO International, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 7, 2020**
> **File No. 333-236307**

Dear Mr. Engel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John L. Robinson